Exhibit 99.3

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on May 14, 2025. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com VOTE IN PERSON * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 If you would like to vote in person, please attend the Annual General Meeting be held on May 15, 2025, at 10:00 AM, Local Time at 1 Place Ville Marie, 39th Floor, Montreal, Quebec, H3B 4M7. Shareholders may attend the Meeting online by following the directions on the reverse side. Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Annual General Meeting of Shareholders Proxy Card - Vision Marine Technologies Inc. DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL DIRECTOR NOMINEES, AND "FOR" ALL LISTED PROPOSALS. 1. To set the number of Directors at six (6): FOR AGAINST ABSTAIN 2. Election of Directors for the ensuing year: WITHHOLD AUTHORITY TO VOTE ALL NOMINEES LISTED BELOW FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below) INSTRUCTION:TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW: 01 Anthony E. Cassella, Jr. 02 Dr. Philippe Couillard 03 Steve P. Barrenechea 04 Luisa Ingargiola 05 Alexandre Mongeon 06 Pierre Yves Terrisse 3. To appoint M&K CPAs, PLLC as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration to be paid to the auditors for the ensuing year. FOR AGAINST ABSTAIN 4. To amend the general by-laws of the Corporation in order to reduce the quorum required for shareholders’ meetings from 20% to 5% of the votes entitled to be cast at a shareholder’s meeting. FOR AGAINST ABSTAIN 5. To adopt an Amended and Restated Stock Option Plan. FOR AGAINST ABSTAIN Note: To transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof Date Signature Signature, if held jointly ________________ ________________________ ________________________ Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00 ABSTAIN

Vision Marine Technologies Inc. Annual General Meeting of Shareholders May 15, 2025 The Corporation is holding the Meeting in an in-person and virtual format, which will be conducted via live audio webcast. Shareholders may attend the Meeting online, or may be represented by proxy. To participate in the Meeting via live audio webcast, connect via the following URL: https://teams.microsoft.com/l/meetup-join/19%3ameeting_NWQzMTBhODctMThhMy00MjRmLWI4MWUtOW MxMTA0MGYwODZl%40thread.v2/0?context=%7b%22Tid%22%3a%2213e04050-e499-4663-b9d3-53d4ab591f e4%22%2c%22Oid%22%3a%22e0b3f416-1446-4062-8bfd-47254d1384f0%22%7d Shareholders may register and log into the live audio webcast platform from 9:30 a.m. We would appreciate your early registration so that the Meeting may start promptly at 10:00 a.m. DETACH PROXY CARD HERE TO VOTE BY MAIL VISION MARINE TECHNOLOGIES INC. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned, revoking all prior proxies, hereby appoints Alexandre Mongeon and Raffi Sossoyan, with full power of substitution, as proxy to represent and vote all common shares of Vision Marine Technologies Inc., (the “Corporation”), which the undersigned will be entitled to vote if personally present at the Annual General Meeting of the Shareholders of the Corporation to be held at 1 Place Ville Marie, 39th Floor, Montreal, Quebec, H3B 4M7 on May 15, 2025, at 10:00 AM, Local Time, upon matters set forth in the Management Information Circular, a copy of which has been received by the undersigned. Each common share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE SIX DIRECTOR NOMINEES, "FOR" PROPOSALS 2, 3, 4, AND 5 AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING, AS SAID PROXY(S) MAY DEEM ADVISABLE. PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side)